May 5, 2003

Mr. William Perkins, Partner
PricewaterhouseCoopers LLP
160 Federal Street
Boston, Massachusetts  02110

Dear Mr. Perkins:

On March 4, 2003, the Board of Trustees of The Massachusetts Health & Education Tax-Exempt Trust ("Board of Trustees") voted not to retain PricewaterhouseCoopers LLP as the independent accountants for the Trust effective upon completion of the Trust's tax returns on March 15, 2003. This action was recommended by the Trust's Audit Committee on March 4, 2003.

In accordance with the requirements of item 304 of Regulation S-K, please provide us with a letter from your firm addressed to the Securities and Exchange Commission stating your agreement with the following:

1. Effective March 4, 2003, the Board of Trustees voted not to retain PricewaterhouseCoopers LLP as the Trust's independent accountants. This action was recommended by the Trust's Audit
Committee on March 4, 2003.

2. PricewaterhouseCoopers LLP's reports on the Trust's financial statements for the years ended December 31, 2002 and 2001 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

3. During the Trust's years ended December 31, 2002 and 2001, and through March 4, 2003, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference to the subject matter of the disagreement in its report on the financial statements for such years.

A copy of your letter will be filed with the Securities and Exchange Commission along with this letter as an exhibit to the Trust's next Form N-SAR (in accordance with Item 77K of Form N-SAR).

Sincerely,

/s/ Kristin S. Anagnost

Kristin Anagnost
Treasurer